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                      Secuirities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2007

                         Commission File Number 1-33208


                        SOLARFUN POWER HOLDINGS CO., LTD


                                666 Linyang Road
                         Qidong, Jiangsu Province 226200
                           People's Republic of China
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                  Yes |_| No |X|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                  Yes |_| No |X|

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                  Yes |_| No |X|

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

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Solarfun Power Holdings Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1 Press release, dated January 16, 2007, regarding its sales agreement with UB Garanty Project S.L. for 140MW of photovoltaic modules.

                                                                            99.1


              Solarfun Announces Sales Agreement With UB
        Garanty Project S.L. for 140MW of Photovoltaic Modules


    SHANGHAI, China--(BUSINESS WIRE)--Jan. 16, 2007--Solarfun Power Holdings Co., Ltd. ("Solarfun") (NASDAQ: SOLF), an established manufacturer of photovoltaic (PV) cells and modules in China, today announced a significant new sales agreement. Under the terms of the agreement, Solarfun will sell approximately 140MW of photovoltaic modules to UB Garanty Project S.L. over the next three years. The contract is expected to have an estimated value of between US$40 million and US$50 million in 2007.

    Mr. Yonghua Lu, Chairman and CEO of Solarfun commented, "I am pleased to announce this new contract with UB Garanty Project S.L. We believe it will expand our existing market share and enhance our brand name in Spain and we are confident that Solarfun will continue to penetrate high growth PV markets such as Spain, Italy and other emerging markets in Europe."

    About Solarfun

    Solarfun Power Holdings Co, Ltd., is an established manufacturer of both PV cells and PV modules in China.

    Established in August 2004, Solarfun conducts substantially all of its business through its operating subsidiary in the People's Republic of China (PRC), Jiangsu Linyang Solarfun Co., Ltd., or Linyang China, and two majority-owned subsidiaries of Linyang China, Shanghai Linyang Solar Technology Co., Ltd., which provides system integration services in China, and Sichuan Leshan Jiayang New Energy Co., Ltd., a manufacturer of PV modules. Solarfun sells its products both through third-party distributors and directly to system integrators.

    Safe Harbor Statement

    Except for statements in respect of historical matters, the statements in this release contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and
Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Solarfun to be materially different from what is stated or may be implied in such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors. For a list of these factors, please refer to Solarfun's filings with the U.S. Securities and Exchange Commission.

    The forward-looking statements in this release reflect the current belief of Solarfun as of the date of this release and Solarfun undertakes no obligation to update these forward-looking statements for events or circumstances that occur after such date or to reflect the occurrence of unanticipated events.


    CONTACT: Solarfun Power Holdings Co., Ltd.
             Kevin Wei
             Chief Financial Officer
             26F BM Tower
             218 Wusong Road
             Shanghai, 200080
             P. R. China
             Tel: 8621-6393-8318
             E-mail: kevinwei@solarfun.com.cn
             or
             Christensen
             Christopher Gustafson
             Tel: 800-366-968 / 1-602-980-0048
             E-mail: cgus@ChristensenIR.com


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SOLARFUN POWER HOLDINGS CO., LTD



                                         By: /s/ Kevin Wei
                                             -----------------------------------
                                             Name:  Kevin Wei
                                             Title: Chief Financial Officer

Date: January 17, 2007